EXHIBIT 99.04

Announce spokesperson

Date of events: 2017/06/01

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):Spokesperson

2.Date of occurrence of the change:2017/06/01

3.Name, title, and resume of the replaced person: Bo-Yung Chen, Senior Executive Vice President and CFO

4.Name, title, and resume of the replacement: Chi-Mau Sheih, President

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):resignation

6.Reason for the change: resignation

7.Effective date:2017/06/01

8.Any other matters that need to be specified: The President, Chi-Mau Sheih, acts for CFO and spokesperson concurrently till the appointment of new replacement is resolved.